SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009

(Commission File No. 1-15256)

BRASIL TELECOM S.A.

(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY

(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B

Brasília, D.F., 71.215-000

Federative Republic of Brazil

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K

in paper as permitted by Regulation S-T Rule 101(b)(1)              .

Indicate by check mark if the registrant is submitting the Form 6-K

in paper as permitted by Regulation S-T Rule 101(b)(7)              .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM S.A.

Corporate Taxpayers Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) N° 5330000622-9

Publicly-held Company

EXCERPT OF ITEMS 4 AND 5 OF THE MEETING OF THE BOARD OF DIRECTORS, HELD

ON OCTOBER 21, 2009.

As secretary of the meeting of the Board of Directors held on this date, I hereby CERTIFY that items 4 and 5 of the Agenda, namely, “Guarantee by TNL replacing BRTP for (a) 5th issue of BRT Debentures; (b) loan granted by the BNDES to BRT and (c) SACE Financing to BRT” and “Appointment of the Financial Officer as alternate of the CEO of BRT (cf. art. 30 of the Bylaws)” of the Minutes of the Board of Directors of Brasil Telecom S.A, held on October 21, 2009, at 10:15 a.m., in the headquarters of the controlling company, located at Rua Humberto de Campos, 425 – 8th floor, Leblon, in the City of Rio de Janeiro, State of Rio de Janeiro, has the following wording:

“Moving to item 4, several financial agreements entered into by BRT, which were guaranteed by Brasil Telecom Participações S/A (“BRTP”), were mentioned. Due to the merger of BRTP into BRT, the guarantor must be replaced. The Board acknowledged the proposal approved by the Board of Directors of TNL to replace BRTP with TNL, as guarantor, in the following agreements: (a) Debentures (5th. Issue). Characteristics: Issuer: Brasil Telecom S.A.; Outstanding principal amount: R$1,080.0 million; Final maturity: December 2010; Cost: CDI+3.5% per annum; Guarantees: Guarantee by Brasil Telecom Participações S.A.; (b) BNDES (Direct+Indirect). Characteristics: Borrower: Brasil Telecom S.A.; Outstanding principal amount: R$2,394.3 million; Final Maturity: September 2017; Cost: TJLP+2.3% to 5.5% per anum/UMBNDES+5.5% per annum; Guarantees: Guarantee by Brasil Telecom Participações S.A. and Pledge of receivables of BrT; and (c) SACE. Characteristics: Borrower: Brasil Telecom S.A.; Outstanding principal amount: R$9.4 million; Final Maturity: July 2013; Cost: Libor (6 months)+0.5% per annum; Guarantees: Guarantee by Brasil Telecom Participações S.A. It was stressed that the proposal also includes the amendment to the respective agreements, but the other conditions remain unchanged. The Board unanimously approved the matter. Finally, moving to item 5 of the Agenda, under terms of art. 30 of BRT’s Bylaws, all attending members approved that the Financial Officer will be the alternate of the CEO.”

All matters discussed by the Board were unanimously approved, without restrictions. All members of the Board of Directors attended the meeting and executed the minutes: (/s/) José Mauro M. Carneiro da Cunha - President, José Augusto da Gama Figueira, João de Deus Pinheiro de Macedo and Eurico de Jesus Teles Neto. Rio de Janeiro, October 21, 2009.

Daniella Geszikter Ventura

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2009

BRASIL TELECOM S.A.

By:	/s/ ALEX WALDEMAR ZORNIG
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer